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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(b)


                           (AMENDMENT NO.     )(1)
                                          ----


                          Lahaina Acquisitions, Inc.
                          --------------------------
                               (NAME OF ISSUER)




                     Common Stock, no par value per share
                     ------------------------------------
                        (TITLE OF CLASS OF SECURITIES)




                                  507275105
                                --------------
                                (CUSIP NUMBER)




                               DECEMBER 7, 1998
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)

    [ X ]  Rule 13d-1(c)

    [   ]  Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 6 pages
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=====================                            ==========================
CUSIP NO.   507275105             13G            PAGE    2   OF   6   PAGES
=====================                            ==========================

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   GCA STRATEGIC INVESTMENT FUND LIMITED

-------------------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)   [   ]

                                (b)   [   ]

-------------------------------------------------------------------------------

  (3)     SEC USE ONLY

-------------------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA

-------------------------------------------------------------------------------

                       (5)       SOLE VOTING POWER
  NUMBER OF             500,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)       SHARED VOTING POWER
  OWNED BY                    0
    EACH               --------------------------------------------------------
  REPORTING            (7)       SOLE DISPOSITIVE POWER
   PERSON               500,000
    WITH
-------------------------------------------------------------------------------
                       (8)       SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  500,000
-------------------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
          [   ]

--------------------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.6
--------------------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT




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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G


Item 1.

                  (a)      NAME OF ISSUER:

                           Lahaina Acquisitions, Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           2900 Atlantic Avenue
                           Fernandina Beach, Florida  32034

Item 2.

                  (a)      NAME OF PERSON FILING:

                           GCA Strategic Investment Fund Limited

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           Mechanics Building
                           12 Church Street
                           Hamilton HM11, Bermuda

                  (c)      CITIZENSHIP:

                           Bermuda

                  (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock

                  (e)      CUSIP NUMBER:

                           784185209000

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER PERSON FILING IS A:

                  (a) Broker or dealer registered under section 15 of the Act.
                  (b)        Bank as defined in Section 3(a)(6) of the Act.
                  (c) Insurance company as defined in section 3(a)(19) of the Act.
                  (d) Investment company registered under section 8 of the Investment Company Act.
                  (e) An investment adviser in accordance with Rule 13d-(b)(1)(ii)(E).
                  (f)        An employee benefit plan or endowment fund in
                             accordance with 13d-1(b)(1)(ii)(F).
                  (g)        Parent holding company or control person, in
                             accordance with 13d-1(b)(ii)(G).
                  (h) Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.



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                  (i)        Church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act.
                  (j)        Group, in accordance with 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box,

Item 4.    OWNERSHIP:

                  (a)      Amount beneficially owned            500,000  shares

                  (b)      Percent of class

                  (c) PERCENT OF CLASS: 10.6%. This percentage is based on total outstanding shares of 4,716,500 as of December 14, 1998, as reported in the Company's Form 10-Q for the quarter ended September 30, 1998. This percentage is based on an assumed conversion price of $.6667 per share. On December 7, 1998, GCA purchased, in a private transaction (the "Transaction"), $750,000 of Convertible Notes (the "Notes"), convertible into shares of the Company's common stock. $375,000 of the principal amount of the Notes may be converted into common stock at any time at a price equal to the lower of a fixed price or 85% percent of the average of the closing bid prices of the common stock for the five trading days preceding the date of conversion. At the option of the Company, the balance of $375,000 on the Notes could either be redeemed by the Company paying a fee equal to 117% of the outstanding principal and accrued interest or requiring conversion of the balance of the Notes at 85% percent of the average of the closing bid prices of the commons stock for the five trading days preceding the date of conversion. An affiliate of the Company also received as part of the Transaction four year Warrants for the purchase of 60,000 shares of such common stock. The Warrants have a fixed exercise price.

                  (d)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct
                                    the vote                            500,000

                           (ii)     Shared power to vote or direct
                                    the vote                                  0

                           (iii)    Sole power to dispose or direct
                                    the disposition of                  500,000

                           (iv)     Shared power to dispose or direct
                                    the disposition of                        0


Item 5.    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  Not Applicable


Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable



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Item 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable


Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable


Item 9.    NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


Item 10.   CERTIFICATION.



           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                               December 21, 1998



                                               /s/ Joseph Kelley
                                               -----------------------------


                                               Name:  Joseph Kelly
                                               Title: Director, GCA Strategic
                                                      Investment Fund Limited



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